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                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                       (Amendment No.    3   )*

               WILSON BROTHERS, an Illinois Corporation
                           (Name of Issuer)
                 Common Stock, par value $1 per share
                    (Title of Class of Securities)
                              972091 10 2
                            (CUSIP Number)
                             John Sanford
                      One Penn Plaza, Suite 4720
                       New York, New York 10119
                             (212)629-7706
  (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)
                           February 13, 1997
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                             SCHEDULE 13D

CUSIP NO.    972091 10                        PAGE     2     of       4
2                                             Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John Sanford
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)

    (b)

3   SEC USE ONLY

4   SOURCE OF FUNDS*
        PF
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                              US Citizen
     NUMBER OF      7    SOLE VOTING POWER
      SHARES              2,338,113 shares of Common Stock consisting of
   BENEFICIALLY          (i) 1,544,653 shares of Common Stock and (ii)
     OWNED BY            793,460 shares of Common Stock issuable pursuant
       EACH              to convertible notes of the Issuer
     REPORTING
      PERSON
       WITH
                    8    SHARED VOTING POWER
                           0
                    9    SOLE DISPOSITIVE POWER
                          2,338,113 shares of Common Stock consisting of
                         (i) 1,544,653 shares of Common Stock and (ii)
                         793,460 shares of Common Stock issuable pursuant
                         to convertible notes of the Issuer
                    10   SHARED DISPOSITIVE POWER
                            0
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,338,113 shares of Common Stock consisting of (i) 1,544,653 shares of Common Stock and (ii) 793,460 shares of Common Stock issuable pursuant to convertible notes of the Issuer
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     56.8% (based on 4,114,499 shares outstanding on a fully diluted basis)
14   TYPE OF REPORTING PERSON*
        IN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
Item 1.  Security and Issuer

      This  Amendment No. 3 to the Schedule 13D filed by  John  Sanford

("Sanford"),  relates  to the common stock, $1.00 par value  per  share

(the  "Common Stock"), of Wilson Brothers, an Illinois corporation (the

"Issuer"  or  "Wilson"), with its principal offices at 902  South  Main

Street, Point Marion, PA 15474. Except as otherwise defined herein, all capitalized terms are used herein as defined in the Schedule 13D  dated

April  18,  1995,  as heretofore amended, filed by  Sanford,  which  is incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 is supplemented as follows:

      On  February 13, 1997, in a private transaction, Choate  Rosemary

Hall  Foundation, Inc. ("Choate"), sold to Sanford pursuant to  a  Note and Accounts Receivable Purchase Agreement ("Agreement") dated February

13,  1997 (i) a convertible promissory note ("Convertible Note") of the

Issuer in the principal sum of $375,000, dated April 15, 1994, and (ii)

certain accounts receivable ("Accounts Receivable") of the Issuer.  The purchase  price  was  payable $90,000 at closing  and  the  balance  of

$110,000 in accordance with the following schedule (i) $10,000  payable on  February  13, 1998 and (ii) $25,000 consecutively on  each  of  the anniversary dates thereafter, together with interest payable  quarterly in arrears at the rate of 8 percent per annum on the unpaid balance.

 Item 5.  Interest in Securities of the Issuer

     Item 5 is hereby amended as follows:

      (a)   As  of  the date hereof, Sanford is the holder  of  (i)  an aggregate  of $1,243,750 of convertible notes of the Issuer convertible at  any  time  into 793,460 shares of Common Stock, and (ii)  1,544,653 shares  of  Common Stock, constituting approximately  56.8%  of  Common

Stock  of  the Issuer outstanding (based on 3,321,039 shares of  Common

Stock outstanding as reported in the Issuer's Quarterly Report on  Form

10Q for the quarterly period ending September 30, 1996, in addition  to

793,460  shares  of  Common  Stock  issuable  upon  conversion  of  the

Convertible Note and certain other notes of the Issuer).  Such interest includes Pledged Stock.

      (b)   Sanford has the sole power to vote, to direct the vote,  to dispose or to direct the disposition, of his 1,544,653 shares of Common

Stock and the 793,460  shares of Common Stock issuable to Sanford  upon conversion  of  the  Convertible Note and certain other  notes  of  the

Issuer.

     (c)   During the past sixty days the following transactions in the

       Common Stock of the Issuer were effected:  See response to Item 3 which is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

          Exhibit  1.  Note and Accounts Receivable Purchase  Agreement
          dated   February  13,  1997  between  Choate  Rosemary   Hall
          Foundation, Inc. and John Sanford.

          Exhibit 2. Purchase Note dated February 13, 1997 made by John Sanford in favor of Choate Rosemary Hall Foundation, Inc.

          Exhibit 3. Pledge Agreement among Choate Rosemary Hall Foundation, Inc., John Sanford and Kane Kessler, P.C.

                               SIGNATURE

      After  reasonable inquiry and to the best of my knowledge and  be lief,  I  certify that the information set forth in this  statement  is true, complete and correct.



                                   /s/ John Sanford
                                   John Sanford



Dated: April 9, 1997